[redacted]

SEC
Mail Processing
Section

AUG 28 2009

Washington, DC
122

SECUR 09042082 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-08 (MM/DD/YY) AND ENDING 06-30-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED SECURITY CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 BISCAYNE BLVD #950
(No. and Street)

MIAMI, FLORIDA 33137
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GLENN L HALPRYN 305 573-4112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERMAN & COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

551 NW 77 ST #107, BOCA RATON, FL 33487
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/17

OATH OR AFFIRMATION

I, GLENN L HALPRYN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNITED SECURITY CORPORATION, as of JUNE 30, 2009, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

MARLENE CABRERA
MY COMMISSION # DD 533448
EXPIRES: July 12, 2010
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and
Supplementary Information

United Security Corporation

Year Ended June 30, 2009
Independent Auditors' Report

United Security Corporation

Financial Statements and Supplementary Information

Year Ended June 30, 2009

Index

BERMAN & COMPANY, P.A.
Certified Public Accountants and Consultants

Independent Auditors' Report

To the Board of Directors and Stockholder of:
United Security Corporation

We have audited the accompanying statement of financial condition of United Security Corporation as of June 30, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Security Corporation at June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berman & Company, P.A.

Berman & Company, P.A.

Boca Raton, Florida
August 20, 2009

551 NW 77th Street. Suite 107 • Boca Raton, FL 33487
Phone: (561) 864-4444 • Fax: (561) 892-3715
www.bermancpas.com • info@bermancpas.com
Registered with the PCAOB • Member AICPA Center for Audit Quality
Member American Institute of Certified Public Accountants
Member Florida Institute of Certified Public Accountants

United Security Corporation
Statement of Financial Condition
June 30, 2009

Assets

Current assets		
Cash	$	8,316
Prepaid expenses		361
Total current assets		8,677
Total assets	**$**	**8,677**

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable	$	657
Total current liabilities		657
Stockholder's equity:		
Common stock, $1 par value; 188 shares authorized; issued, and outstanding		188
Additional paid-in capital		165,362
Accumulated deficit		(157,530)
Total stockholder's equity		8,020
Total liabilities and stockholder's equity	**$**	**8,677**

The accompanying notes are an integral part of the financial statements

United Security Corporation
Statement of Operations
Year Ended June 30, 2009

General and administrative expenses	18,611
Net loss	**$ (18,611)**

The accompanying notes are an integral part of the financial statements

United Security Corporation
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2009

	Common Stock	Additional paid-in capital	Accumulated deficit	Total
Balance, June 30, 2008	$ 188	$ 148,362	$ (138,919)	$ 9,631
Capital contribution - related party	-	17,000	-	17,000
Net loss	-	-	(18,611)	(18,611)
Balance, June 30, 2009	$ 188	$ 165,362	$ (157,530)	$ 8,020

The accompanying notes are an integral part of the financial statements

United Security Corporation
Statements of Cash Flows
Year Ended June 30, 2009

Cash flows from operating activities	
Net loss	$ (18,611)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in accounts payable	364
Net cash used by operating activities	(18,247)
Cash flows from financing activities	
Contributed capital - related party	17,000
Net cash provided by financing activities	17,000
Net decrease in cash	(1,247)
Cash - beginning of year	9,563
Cash - end of year	**$ 8,316**
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of the financial statements

United Security Corporation
Notes to Financial Statements
Year Ended June 30, 2009

Note 1 Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company is registered with the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority and the Florida Division of Securities as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. The Company is a Florida corporation.

Net Capital

The Company is subject to the uniform *"Net Capital Rule"* of the Securities and Exchange Commission, which requires that the Company's minimum net capital and *"Aggregate Indebtedness"* as defined cannot exceed 1,500% of *"Net Capital"*, as defined. At June 30, 2009, the Company's *"Net Capital"* was $8,020 and the *"Required Net Capital"*, as defined, was $5,000. The ratio of *"Aggregate Indebtedness"* to *"Net Capital"* is 9%.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. At June 30, 2009, the Company had no cash equivalents.

The Company minimizes its credit risk associated with cash by periodically evaluating the credit quality of its primary financial institution. The balance at times may exceed federally insured limits. At June 30, 2009, there were no balances that exceeded the federally insured limit.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. There were none for the year ended June 30, 2009.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. There were none for the year ended June 30, 2009.

Clearing Organization

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. There were none for the year ended June 30, 2009.

Income Taxes

The Company accounts for income taxes using the asset and liability method. The asset and liability method provides that deferred tax assets and liabilities be recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company adopted the provisions of FASB Interpretation No. 48; *"Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109"* ("FIN 48"). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments. At June 30, 2009, the Company did not record any liabilities for uncertain tax positions.

Note 2 Income Taxes

The recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carryforwards. Additionally, requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

The Company has a net operating loss carryforward for tax purposes of approximately $108,000 at June 30, 2009, expiring through 2029.

Significant deferred tax assets at June 30, 2009, are approximately as follows:

Gross deferred tax assets:	
Net operating loss carryforwards	$ 21,000
Total deferred tax assets	21,000
Less: valuation allowance	(21,000)
Net deferred tax asset recorded	$ 0

The valuation allowance at June 30, 2008 was $17,000. The net change in valuation allowance during the year ended June 30, 2009, was an increase of approximately $4,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on consideration of these items, management has determined that enough uncertainty exists relative to the realization of the deferred income tax asset balances to warrant the application of a full valuation allowance as of June 30, 2009.

The actual tax benefit differs from the expected tax benefit for the year ended June 30, 2009 (computed by applying the U.S. Federal Corporate tax rate of 15% to income before taxes and 5.5% for State income taxes, a blended rate of 19.68%) as follows:

Expected tax expense (benefit) - Federal	$ (3,000)
Expected tax expense (benefit) - State	(1,000)
Change in Valuation Allowance	4,000
Actual tax expense (benefit)	$ 0

Note 3 Subsequent Events

During July and August 2009, the Company received contributed capital of $4,200 from an affiliate of our president.

Supplementary Information

United Security Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
Year Ended June 30, 2009

Schedule I

Computation of Net Capital	
Total ownership equity from Statement of Financial Condition	$ 8,020
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	8,020
Non-allowable assets	(361)
Net capital before haircuts on securities positions	7,659
Haircuts on securities	-
Net capital	$ 7,659
Aggregate Indebtedness	
Accounts payable	$ 657
Total Aggregate Indebtedness	$ 657
Computation of basic net capital requirement	
Minimum net capital requirement at 1,500 percent	$ 44
Net capital requirement per agreement with FINRA	$ 5,000
Excess net capital	$ 2,659
Excess net capital at 1,500 percent	$ 7,615
Excess net capital at 1,000 percent	$ 7,593
Ratio of aggregate indebtedness to net capital	9%

United Security Corporation
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
Year Ended June 30, 2009

Schedule II

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation above and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C 3-3

The Company will be exempt under Section (k)(2)(b) of the rule. All customer transactions will be cleared through another broker-dealer on a fully-disclosed basis.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors at June 30, 2009, are as follows:

Balance, beginning of period	$ -
Increases	-
Decreases	-
Balance, end of period	$ -

SIPC SUPPLEMENTAL REPORTS

The Company is not required to file a SIPC Supplemental Report pursuant to Rule 17A-5(e)(4) since its gross revenue is less than $500,000.

BERMAN & COMPANY, P.A.
Certified Public Accountants and Consultants

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

August 20, 2009

To the Board of Directors
United Security Corporation

In planning and performing our audit of the financial statements and supplemental schedule of United Security Corporation (the "Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

551 NW 77th Street, Suite 107 • Boca Raton, FL 33487
Phone: (561) 864-4444 • Fax: (561) 892-3715
www.bermancpas.com • info@bermancpas.com
Registered with the PCAOB • Member AICPA Center for Audit Quality
Member American Institute of Certified Public Accountants
Member Florida Institute of Certified Public Accountants

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berman & Company, P.A.

Berman & Company, P.A.

Boca Raton, Florida
August 20, 2009